SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Friday, 27 September 2024 it purchased for cancellation a total of 261,531 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares"), as further detailed below.

Per Ordinary Share
Volume weighted average price paid	€17.0037
Highest price paid	€17.110
Lowest price paid	€16.945

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is outlined in this announcement below.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Schedule of Trades:

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33
Intermediary name:	J&E Davy
Intermediary code:	DAVYIE21
Time zone:	BST
Currency:	EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
35000	17.11	EURO	09:15:23	Euronext Dublin	00043161980TRLO0-1
9999	17.11	EURO	09:54:49	Euronext Dublin	00043162483TRLO0-1
23222	17.09	EURO	12:29:32	Euronext Dublin	00043164077TRLO0-1
14110	17	EURO	14:32:50	Euronext Dublin	00043165390TRLO0-1
41000	16.945	EURO	15:01:23	Euronext Dublin	00043166257TRLO0-1
103000	16.98	EURO	15:02:07	Euronext Dublin	00043166287TRLO0-1
35200	16.95	EURO	16:12:34	Euronext Dublin	00043167477TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 September, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary